SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment Number Two)


                        Imperial Credit Industries, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    452729106
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                                 (Cusip Number)


                                Wallace R. Weitz
                                    President
                                       and
                               Mary Beerling, Esq.
                         Vice President/General Counsel
                       1125 South 103rd Street, Suite 600
                              Omaha, Nebraska 68124

                                 (402) 391-1980
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               Name, Address and Telephone Number of Notice Person


                                January 31, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


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CUSIP No. 452729106                                                         13D

1)  NAME OF REPORTING PERSON                I.R.S. NUMBER OF REPORTING  PERSON
     Wallace R. Weitz & Company                 Tax I.D. No. 47-0654095

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
          OO:  Funds of investment advisory clients

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)               [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)        Sole Voting Power:                 7,025,500
8)        Shared Voting Power:               None
9)        Sole Dispositive Power:            7,025,500
10)       Shared Dispositive Power:          None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,025,500

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.7%

14) TYPE OF REPORTING PERSON
          IA


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CUSIP NO. 452729106                                                         13D

1)  NAME OF REPORTING PERSON                  I.R.S. NUMBER OF REPORTING PERSON
     Weitz Series Fund, Inc.- Value Fund         Tax I.D. No. 47-0692800

2)  CHECK THE APPROPRIATE BOX IF PART OF A GROUP
          (a)  [ ]
          (b)  [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
         OO:  Funds of investment company shareholders

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                        [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)        Sole Voting Power:                          None
8)        Shared Voting Power:                        3,126,000
9)        Sole Dispositive Power:                     None
10)       Shared Dispositive Power:                   3,126,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,126,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

14) TYPE OF REPORTING PERSON
          IV

CUSIP NO. 452729106                                                         13D

1)  NAME OF REPORTING PERSON                  I.R.S. NUMBER OF REPORTING PERSON
      Weitz Series Fund, Inc.-Hickory Fund        Tax I.D. No.  47-0761568

2)   CHECK THE APPROPRIATE BOX IF PART OF A GROUP
          (a) [ ]
          (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
          OO:  Funds of investment company shareholders

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) or 2(e)                   [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                          None
8)  Shared Voting Power                         3,435,400
9)  Sole Dispositive Power                      None
10) Shared  Dispositive Power                   3,435,400

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,435,400

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%

14) TYPE OF REPORTING PERSON
          IV


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


CUSIP NO. 452729106                                                         13D

1)  NAME OF REPORTING PERSON             I.R.S. NUMBER OF REPORTING PERSON
      Wallace R. Weitz

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
          None

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)      [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 None
8)  Shared Voting Power:               7,025,500
9)  Sole Dispositive Power:            None
10) Shared Dispositive Power:          7,025,500

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.7%

14) TYPE OF REPORTING PERSON
          IN


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


Item 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock (the "Securities") of Imperial Credit Industries, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 23550 Hawthorne Boulevard, Suite 110, Torrance, California 90505.


Item 2.  IDENTITY AND BACKGROUND

Wallace R. Weitz & Company ("Weitz & Co."), a Nebraska corporation, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Weitz & Co. provides investment advice to certain investment limited partnerships, individual advisory accounts and registered investment companies. Weitz Series Fund, Inc., is a registered investment company organized as a Minnesota corporation and having four individual series, including the Value Fund ("Value Fund") and the Hickory Fund ("Hickory Fund"). The principal office of Weitz & Co., Hickory Fund and Value Fund is One Pacific Place, 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

The Securities to which this statement relates were acquired on behalf of investment advisory clients of Weitz & Co., including the Value Fund and the Hickory Fund under sole discretionary authority granted to Weitz & Co by such advisory clients. None of the Securities are owned by or on behalf of Weitz & Co. or by any officer or director of Weitz & Co. or by any of the officers or directors of the Value Fund or the Hickory Fund. Weitz & Co. may, however, from time to time own shares of the Value Fund or the Hickory Fund.

This statement is also being filed by Wallace R. Weitz, President and primary owner of Weitz & Co., in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the Securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Neither Weitz & Co. nor Mr. Weitz owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported in the statement.

Weitz & Co., Value Fund, Hickory Fund and Mr. Weitz are referred to collectively in this statement as the "Reporting Persons".

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body involving any alleged violations of any securities laws.

Schedule I which is attached to this statement and incorporated herein sets forth the names, business addresses and principal occupations of each director and officer of Weitz & Co. and each director and officer of Weitz Series Fund, Inc.


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


Item 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Approximately $42,734,680 in the aggregate was used to purchase the Securities reported on this statement. Such consideration came from the assets of the advisory clients and not the assets of Weitz & Co. None of the funds used to purchase the Securities were borrowed funds.


Item 4.  PURPOSE OF TRANSACTION

The Securities reported in this statement were acquired in the ordinary course of business by Weitz & Co. on behalf of its investment advisory clients for investment purposes with the goal of capital appreciation. The Securities are reported by Weitz & Co. and Mr. Weitz, President of Weitz & Co. in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Weitz & Co. and Mr. Weitz as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Weitz & Co. may from time to time acquire additional Securities on behalf of advisory clients or dispose of all or a portion of the current holdings of Securities.

Weitz & Co. is engaged in the business of investment management and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its advisory clients. In pursuing this investment philosophy, Weitz & Co. analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussion with knowledgeable industry observers, and with management of such companies, often at management's invitation.

Weitz & Co., as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Weitz & Co. routinely uses Schedule 13G to report its beneficial ownership of securities purchased for its advisory clients. As a result of investment analysis and the occurrence of events, Weitz & Co. may desire to participate in discussions with management of a particular company or with third parties about significant matters in which Weitz & Co. may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company's true economic value to be recognized. In such situations Weitz & Co. may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

To obtain the necessary flexibility to have such discussions with management, other shareholders and third parties, Weitz & Co. has converted its ownership filing on Schedule 13G to a filing on Schedule 13D. Accordingly, Weitz & Co. filed an initial Schedule 13D on November 17, 2000 and Amendment Number One to
Schedule 13D on August 24, 2001. Depending on such discussions and consideration of strategic alternatives, Weitz & Co. could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Securities owned beneficially by Weitz & Co. is 7,025,500 shares of common stock representing 16.7% of such Securities. The aggregate number of shares of common stock owned of record by the Value Fund is 3,126,000 representing 7.4% of such Securities. The aggregate number of shares of common stock owned of record by the Hickory Fund is 3,435,400 representing 8.1% of such Securities.

(b) Weitz & Co. has the sole power to vote or direct the vote of the Securities and the sole power to dispose of or direct the disposition of the Securities.

(c)  Not Applicable.

(d) Weitz & Co.'s advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from the Securities held for their accounts. Investment advisory clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Weitz & Co. does not have an economic interest in any of the Securities reported in this statement.

(e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed above, Weitz & Co. has written investment advisory contracts with each of its clients who own the Securities of the Issuer. Such contracts provide Weitz & Co. investment authority over all securities purchased for the individual accounts. There are no special arrangements with respect to the Securities of the Issuer. Weitz & Co. has voting authority with respect to the securities owned of record by the Reporting Persons.


Item 7.  MATERIAL TO BE FILED AS AN EXHIBIT

Schedule I. Information Concerning the Officers and Directors of Weitz & Co., Weitz Series Fund, Inc.-Hickory Fund and Weitz Partners, Inc.-Partners Value Fund.


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


                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2002


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WEITZ SERIES FUND, INC.- VALUE FUND AND HICKORY FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice President


WALLACE R. WEITZ
(Individually)

/s/  Wallace R. Weitz


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


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of the 7th day of February, 2002.


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WEITZ SERIES FUND, INC.- VALUE FUND AND HICKORY FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice-President


WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz


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


                                   Schedule I

               Information with Respect to Officers and Directors


All of the following individuals are Officers and Directors of Wallace R. Weitz & Company. Each Officer and Director is a citizen of the United States of
America:

Wallace R. Weitz                                   Linda L. Lawson
President                                          Vice President
1125 S. 103rd St., Ste. 600                        1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008                              Omaha, NE  68124-6008

Barbara V. Weitz                                   Mary K. Beerling
Professor, University of Nebraska at Omaha         Vice President
6001 Dodge St., Annex 40                           1125 S. 103rd St., Ste. 600
Omaha, NE  68182                                   Omaha, NE  68124-6008

Richard F. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

All of the following individuals are Officers of Weitz Series Fund, Inc.--Value Fund and Hickory Fund. Each Officer is a citizen of the United States of
America:

Wallace R. Weitz
President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Richard F. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Linda L. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Mary K. Beerling
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008


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

All of the following individuals are Directors of Weitz Series Fund, Inc.--Value Fund and Hickory Fund. Each Director is a citizen of the United States of
America:

Wallace R. Weitz                                  Mr. Richard D. Holland
President                                         Retired
1125 S. 103rd St., Ste. 600                       1501 S. 80th Street
Omaha, NE  68124-6008                             Omaha, NE  68124

Ms. Lorraine Chang                                Mr. Thomas R. Pansing
Partner, The Public Strategies Group              Partner
650 North 56th Street                             Gaines Mullen Pansing & Hogan
Omaha, NE  68132                                  10050 Regency Circle
                                                  Omaha, NE  68114

Mr. John W. Hancock                               Mr. Del Toebben
Partner                                           Retired
Hancock & Dana                                    7520 Oakwood Street
12829 West Dodge Rd., Ste. 100                    Ralston, NE  68127
Omaha, NE  68124

To the knowledge of management of Wallace R. Weitz & Company, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


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